                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(a)


                                  SOHU.COM INC.
                                ----------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    83408W103
                                 --------------
                                 (CUSIP Number)

                              F. THOMAS DUNLAP, JR.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                INTEL CORPORATION
                         2200 MISSION COLLEGE BOULEVARD
                              SANTA CLARA, CA 95052
                            TELEPHONE: (408) 765-8080
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 15, 2001
                                 --------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



                                  Page 1 of 12
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CUSIP No. 83408W 10 3                 13D                           Page 2 of 12


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                                  Intel Corporation
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         94-1672743
--------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                         (a) [ ]
     GROUP                                                              (b) [ ]
--------------------------------------------------------------------------------

 3.  SEC USE ONLY
--------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS                                                         WC
--------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                        [ ]
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware
--------------------------------------------------------------------------------
 NUMBER OF              7.  SOLE VOTING POWER                   3,073,750
   SHARES              ---------------------------------------------------------
BENEFICIALLY            8.  SHARED VOTING POWER                23,427,804
  OWNED BY             ---------------------------------------------------------
    EACH                9.  SOLE DISPOSITIVE POWER              3,073,750
 REPORTING             ---------------------------------------------------------
PERSON WITH            10.  SHARED DISPOSITIVE POWER                    0
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                           3,073,750
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  8.63 %
--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                                CO
--------------------------------------------------------------------------------

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CUSIP No. 83408W 10 3                 13D                           Page 3 of 12


The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.001 per share (the "Common Stock") of Sohu.com, Inc. (the "Company"), a Delaware corporation. The principal executive offices of the Company are located at 7 Jianguomen Nei Avenue, Suite 1519, Tower 2, Bright China Chang An Building, Beijing 100005, People's Republic of China.

ITEM 1. Security and Issuer.

        (a)     Name and Principal Executive Offices of Issuer:
                Sohu.com, Inc. (the "Company")
                7 Jianguomen Nei Avenue, Suite 1519, Tower 2
                Bright China Chang An Building
                Beijing 100005, People's Republic of China

        (b)     Title of Class of Equity Securities:

                Common Stock, par value $0.001

ITEM 2. Identity and Background.

        (a)     Name of Person Filing:

                Intel Corporation. Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

        (b)     Address of Principal Business Office:

                2200 Mission College Boulevard
                Santa Clara, CA  95052-8119

        (c)     Principal Business:

                Manufacturer of microcomputer components, modules and systems.

        (d)     Criminal Proceedings:

                During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

        (e)     Civil Proceedings:

                During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any

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CUSIP No. 83408W 10 3                 13D                           Page 4 of 12


                judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)     State of Incorporation:

                Delaware

ITEM 3. Source and Amount of Funds or Other Consideration.

        The Reporting Person shares voting power of the shares of Common Stock owned by it by virtue of the Sohu.com Inc. Second Amended and Restated Stockholders' Voting Agreement dated October 18, 1999, by and among the Reporting Person, the Company and certain other holders of Sohu.com Common Stock (the "Holders"), including Charles Zhang, Nicholas Negroponte, Brant C. Binder, Edward B. Roberts, Dow Jones & Company, Inc. and Maxtech Enterprises Limited ("Maxtech").

        Maxtech acquired 876,300 shares (the "Mitco Shares") of Common Stock through its affiliate, Mitco Limited, between March 9 and March 15, 2001 for an aggregate cost of $800,693.29.

        Charles Zhang acquired 10,000 shares (the "Zhang Shares" of Common Stock on January 17, 2001.

        The Holders reported these transactions in a statement on Schedule 13D filed on March 23, 2001 (the "Holders 13D") pursuant to Section 13 and Rule 13d-1(a). The Holders have represented in such filing that the funds for the purchase of the Mitco Shares were derived from Mitco Limited's working capital and the funds for the purchase of the Zhang Shares were derived from the personal funds of Charles Zhang.

ITEM 4. Purpose of the Transaction.

        The Holders represented in the Holders 13D that the Mitco Shares and the Zhang Shares were purchased for investment purposes.

ITEM 5. Interest in Securities of the Issuer

        (a) Number of Shares Beneficially Owned: As of April 10, 2001, the Reporting Person is the owner of record of 3,073,750 shares of Common Stock.



                Percent of Class: 8.63% based upon 35,625,716 shares of Common Stock outstanding as of March 2,2001 as stated by the Issuer in the Quarterly Report on Form 10-K for the fiscal year ended December 31,

CUSIP No. 83408W 10 3                 13D                           Page 5 of 12


                2000.

        (b)     (i)     Sole Power to Vote, Direct the Vote, or Dispose of
                        Shares: 3,073,750

                (ii)    Shared Power to Vote or Direct the Vote of Shares:
                        23,427,804

        (c) Recent Transactions: The Reporting Person effected the following recent transactions:

                On January 29, 2001, the Reporting Person sold 7,000 shares of Common Stock at an average price of $1.4732 per share.

                On March 7, 2001, the Reporting Person sold 15,000 shares of Common Stock at an average price of $1.0000 per share.

                On March 9, 2001, the Reporting Person sold 90,000 shares of Common Stock at an average price of $0.8263 per share.

                On March 12, 2001, the Reporting Person sold 45,000 shares of Common stock at an average price of $0.8576 per share.

                On March 13, 2001, the Reporting Person sold 65,000 shares of Common Stock at an average price of $0.9063 per share.

                On March 14, 2001, the Reporting Person sold 30,000 shares of Common Stock at an average price of $1.0375 per share.

                On March 15, 2001, the Reporting Person sold 25,000 shares of Common Stock at an average price of $0.9688 per share.

                The Reporting Person intends to enter into an agreement to sell its remaining shares of Common Stock of the Company to Beijing University JB Group.

        (d)     Rights with Respect to Dividends or Sales Proceeds:       N/A

        (e)     Date of Cessation of Five Percent Beneficial Ownership:   N/A

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Reporting Person, the Company and the Holders are all parties to the Sohu.com Inc. Second Amended and Restated Stockholders' Voting Agreement dated October 18, 1999, pursuant to which the parties have agreed to vote their


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CUSIP No. 83408W 10 3                 13D                           Page 6 of 12


        shares of Common Stock in favor of the nominees for directors selected by each of Intel Corporation, Dow Jones & Company, Inc. and Maxtech Enterprises Limited.

ITEM 7. Material to be Filed as Exhibits.

        The Sohu.com Inc. Second Amended and Restated Stockholders' Voting Agreement dated October 18, 1999 is incorporated by reference to Exhibit 2 of the Statement on Form 13D filed by Charles Zhang, Nicholas Negroponte, Brant C. Binder, Edward B. Roberts, Maxtech Enterprises Limited, Mitco Limited and Dow Jones & Company, Inc. on March 23, 2001.


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CUSIP No. 83408W 10 3                 13D                           Page 7 of 12


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 12, 2001

                                       INTEL CORPORATION


                                       By: /s/ F. THOMAS DUNLAP, JR.
                                           -------------------------------------
                                           F. Thomas Dunlap, Jr.
                                           Senior Vice President, General
                                           Counsel and Secretary

CUSIP No. 83408W 10 3                 13D                           Page 8 of 12


                                   APPENDIX A

                                    DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director. All Directors are United States citizens except as indicated below.

Name:                        Craig R. Barrett

Business Address:            Intel Corporation, 2200 Mission College Boulevard,
                             Santa Clara, CA 95052

Principal Occupation:        President and Chief Executive Officer

Name, principal              Intel Corporation, a manufacturer of microcomputer
business and address of      components, modules and systems.
corporation or other         2200 Mission College Boulevard
organization in which        Santa Clara, CA 95052
employment is
conducted:


Name:                        John Browne

Business Address:            BP Amoco p.l.c., Britannic House, 1 Finsbury Circus,
                             London EC2M 7BA

Principal Occupation:        Group Chief Executive

Name, principal              BP Amoco p.l.c., an integrated oil company.
business and address of      Britannic House, 1 Finsbury Circus
corporation or other         London EC2M 7BA
organization in which
employment is conducted:

Citizenship:                 British

CUSIP No. 83408W 10 3                 13D                           Page 9 of 12


Name:                        Winston H. Chen

Business Address:            Paramitas Foundation, 3945 Freedom Circle, Suite 760,
                             Santa Clara, CA 95054

Principal Occupation:        Chairman

Name, principal              Paramitas Foundation, a charitable foundation.
business and address of      3945 Freedom Circle, Suite 760
corporation or other         Santa Clara, CA 95054
organization in which
employment is conducted:


Name:                        Andrew S. Grove

Business Address:            Intel Corporation, 2200 Mission College Boulevard,
                             Santa Clara, CA 95052

Principal Occupation:        Chairman of the Board of Directors

Name, principal              Intel Corporation, a manufacturer of microcomputer
business and address of      components, modules and systems.
corporation or other         2200 Mission College Boulevard
organization in which        Santa Clara, CA 95052
employment is
conducted:


Name:                        D. James Guzy

Business Address:            The Arbor Company, 1340 Arbor Road, Menlo Park,
                             CA 94025

Principal Occupation:        Chairman

Name, principal              The Arbor Company, a limited partnership engaged
business and address of      in the electronics and computer industry.
corporation or other         1340 Arbor Road
organization in which        Menlo Park, CA 94025
employment is
conducted:

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CUSIP No. 83408W 10 3                 13D                          Page 10 of 12


Name:                        Gordon E. Moore

Business Address:            Intel Corporation, 2200 Mission College Boulevard,
                             Santa Clara, CA 95052

Principal Occupation:        Chairman Emeritus of the Board of Directors

Name, principal              Intel Corporation, a manufacturer of microcomputer
business and address of      components, modules and systems.
corporation or other         2200 Mission College Boulevard
organization in which        Santa Clara, CA 95052
employment is
conducted:


Name:                        David S. Pottruck

Business Address:            The Charles Schwab Corporation,
                             101 Montgomery Street, San Francisco, CA 94104

Principal Occupation:        President and Co-Chief Executive Officer

Name, principal              The Charles Schwab Corporation, a financial
business and address of      services provider
corporation or other         101 Montgomery Street
organization in which        San Francisco, CA 94104
employment is
conducted:


Name:                        Jane E. Shaw

Business Address:            AeroGen, Inc., 1310 Orleans Drive, Sunnyvale, CA 94089

Principal Occupation:        Chairman and Chief Executive Officer

Name, principal              AeroGen, Inc., a pulmonary drug delivery company
business and address of      1310 Orleans Drive
corporation or other         Sunnyvale, CA 94089
organization in which
employment is conducted:


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CUSIP No. 83408W 10 3                 13D                          Page 11 of 12


Name:                        Leslie L. Vadasz

Business Address:            Intel Corporation, 2200 Mission College Boulevard,
                             Santa Clara, CA 95052

Principal Occupation:        Executive Vice President; President, Intel Capital

Name, principal              Intel Corporation, a manufacturer of microcomputer
business and address of      components, modules and systems.
corporation or other         2200 Mission College Boulevard
organization in which        Santa Clara, CA 95052
employment is
conducted:


Name:                        David B. Yoffie

Business Address:            Harvard Business School, Morgan Hall 215,
                             Soldiers Field Park Road, Boston, MA 02163

Principal Occupation:        Max and Doris Starr Professor of International
                             Business Administration

Name, principal              Harvard Business School, an educational institution.
business and address of      Morgan Hall 215,Soldiers Field Park Road
corporation or other         Boston, MA 02163
organization in which
employment is conducted:


Name:                        Charles E. Young

Business Address:            University of Florida, 226 Tigert Hall,
                             P.O. Box 113150,
                             Gainesville, FL 32610

Principal Occupation:        President of the University of Florida

Name, principal              University of Florida
business and address of      226 Tigert Hall
corporation or other         P.O. Box 113150
organization in which        Gainesville, FL 32610
employment is conducted:

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CUSIP No. 83408W 10 3                 13D                          Page 12 of 12


                               EXECUTIVE OFFICERS


The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:      Andy D. Bryant
Title:     Executive Vice President, Chief Financial and Enterprise Services Officer

Name:      Sean M. Maloney
Title:     Executive Vice President; Director, Sales and Marketing Group

Name:      Paul S. Otellini
Title:     Executive Vice President; General Manager, Intel Architecture Business Group

Name:      Michael R. Splinter
Title:     Executive Vice President; General Manager, Technology and Manufacturing
           Group

Name:      F. Thomas Dunlap, Jr.
Title:     Senior Vice President, General Counsel and Secretary

Name:      Robert J. Baker
Title:     Vice President; Co-General Manager, Technology and Manufacturing Group

Name:      Arvind Sodhani
Title:     Vice President, Treasurer